                                     [LOGO]

                             WMX Technologies, Inc.

                        OFFER TO PURCHASE FOR CASH UP TO
                     30,000,000 SHARES OF ITS COMMON STOCK
                  AT A PURCHASE PRICE NOT IN EXCESS OF $35.00
                         NOR LESS THAN $30.00 PER SHARE

          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
         12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, APRIL 28, 1997,
                         UNLESS THE OFFER IS EXTENDED.
                         ------------------------------
 WMX TECHNOLOGIES, INC., A DELAWARE CORPORATION (THE "COMPANY"), HEREBY INVITES
  ITS STOCKHOLDERS TO TENDER SHARES OF ITS COMMON STOCK, $1.00 PAR VALUE PER SHARE (THE "SHARES"), TO THE COMPANY AT A PRICE NOT IN EXCESS OF $35.00 NOR LESS THAN $30.00 PER SHARE IN CASH, AS SPECIFIED BY STOCKHOLDERS TENDERING
      THEIR SHARES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH HEREIN AND IN THE RELATED LETTER OF TRANSMITTAL WHICH TOGETHER CONSTITUTE
    THE "OFFER." THE COMPANY WILL DETERMINE THE SINGLE PER SHARE PRICE, NOT
     IN EXCESS OF $35.00 NOR LESS THAN $30.00 PER SHARE, NET TO THE SELLER
     IN CASH (THE "PURCHASE PRICE"), THAT IT WILL PAY FOR SHARES PROPERLY
       TENDERED PURSUANT TO THE OFFER, TAKING INTO ACCOUNT THE NUMBER OF
           SHARES SO TENDERED AND THE PRICES SPECIFIED BY TENDERING
        STOCKHOLDERS. THE COMPANY WILL SELECT THE LOWEST PURCHASE PRICE
          THAT WILL ALLOW IT TO BUY 30,000,000 SHARES (OR SUCH LESSER
         NUMBER OF SHARES AS ARE PROPERLY TENDERED AND NOT WITHDRAWN AT
        PRICES NOT IN EXCESS OF $35.00 NOR LESS THAN $30.00 PER SHARE).
        ALL SHARES PROPERLY TENDERED AT PRICES AT OR BELOW THE PURCHASE
           PRICE AND NOT WITHDRAWN WILL BE PURCHASED AT THE PURCHASE
         PRICE, SUBJECT TO THE TERMS AND THE CONDITIONS OF THE OFFER,
           INCLUDING THE PRORATION AND CONDITIONAL TENDER PROVISIONS.
            ALL SHARES ACQUIRED IN THE OFFER WILL BE ACQUIRED AT THE
             PURCHASE PRICE. THE COMPANY RESERVES THE RIGHT, IN ITS
           SOLE DISCRETION, TO PURCHASE MORE THAN 30,000,000 SHARES
                     PURSUANT TO THE OFFER. SEE SECTION 15.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE
     OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

   THE SHARES ARE LISTED AND TRADED ON THE NEW YORK STOCK EXCHANGE, INC. (THE "NYSE") UNDER THE SYMBOL "WMX." ON MARCH 27, 1997, THE LAST TRADING DAY
        ON THE NYSE PRIOR TO THE ANNOUNCEMENT OF THE TERMS OF THE OFFER,
         THE CLOSING PER SHARE SALES PRICE AS REPORTED ON THE NYSE
           COMPOSITE TAPE WAS $31.00. STOCKHOLDERS ARE URGED TO
                    OBTAIN CURRENT MARKET QUOTATIONS FOR THE
                          SHARES. SEE SECTION 8.

 THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS
 AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE
    PURCHASE PRICE OF ANY TENDER. EACH STOCKHOLDER MUST MAKE THE DECISION
       WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT
        PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN
      ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO
                   TENDER ANY SHARES PURSUANT TO THE OFFER.

                         ------------------------------

                                   IMPORTANT

    Any stockholder wishing to tender all or any part of his or her Shares should either (a) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee and any other required documents to Harris Trust and Savings Bank (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or tender such Shares pursuant to the procedure for book-entry tender set forth in Section 3, or (b) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Holders of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary, in any case, by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

    To properly tender Shares, stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares.

    Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained from the Information Agent.

    THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR AS TO THE PURCHASE PRICE OF ANY TENDER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                         ------------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:
                              MERRILL LYNCH & CO.
APRIL 1, 1997

                               TABLE OF CONTENTS

  SECTION                                                                                                           PAGE
-----------                                                                                                         -----
SUMMARY  ......................................................................................................           3

INTRODUCTION  ...............................................................................................             4

THE OFFER  ....................................................................................................           6

        1.   Number of Shares; Proration.......................................................................           6

        2.   Purpose Of The Offer; Certain Effects Of The Offer................................................           8

        3.   Procedures for Tendering Shares...................................................................          10

        4.   Withdrawal Rights.................................................................................          14

        5.   Purchase of Shares and Payment of Purchase Price..................................................          15

        6.   Conditional Tender of Shares......................................................................          16

        7.   Certain Conditions of the Offer...................................................................          16

        8.   Price Range of Shares; Dividends..................................................................          18

        9.   Source and Amount of Funds........................................................................          18

       10.   Certain Information Concerning the Company........................................................          18

       11.   Interest of Directors and Officers; Transactions and Arrangements Concerning Shares...............          23

       12.   Effects of the Offer on the Market for Shares; Registration under the Exchange Act................          24

       13.   Certain Legal Matters; Regulatory Approvals.......................................................          24

       14.   Certain Federal Income Tax Consequences...........................................................          25

       15.   Extension of Offer; Termination; Amendment........................................................          28

       16.   Fees and Expenses.................................................................................          28

       17.   Miscellaneous.....................................................................................          29

                                    SUMMARY

    THIS GENERAL SUMMARY IS SOLELY FOR THE CONVENIENCE OF THE COMPANY'S STOCKHOLDERS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT AND MORE SPECIFIC DETAILS IN THIS OFFER TO PURCHASE.

Purchase Price....................  The Company will select a single Purchase Price which will be not more than $35.00 nor less than $30.00 per
                                    Share. All Shares purchased by the Company will be
                                    purchased at the Purchase Price even if tendered at or
                                    below the Purchase Price. Each stockholder desiring to
                                    tender Shares must specify in the Letter of Transmittal
                                    the minimum price (not more than $35.00 nor less than
                                    $30.00 per Share) at which such stockholder is willing
                                    to have his or her Shares purchased by the Company.

Number of Shares to be
  Purchased.......................  30,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn). The Company
                                    reserves the right, in its sole discretion, to purchase
                                    more than 30,000,000 Shares pursuant to the Offer. See
                                    Section 15.

How to Tender Shares..............  See Section 3. Call the Information Agent, the Dealer
                                    Manager or consult your broker for assistance.

Brokerage Commissions.............  None.

Stock Transfer Tax................  None, if payment is made to the registered holder.

Expiration and Proration Dates....  Monday, April 28, 1997, at 12:00 Midnight, New York City
                                    time, unless extended by the Company.

Payment Date......................  As soon as practicable after the termination of the
                                    Offer.

Position of the Company and its
  Directors.......................  Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to
                                    tender or refrain from tendering Shares or as to the
                                    purchase price of any tender. The Company has been
                                    advised that none of its directors or executive officers
                                    intends to tender any Shares pursuant to the Offer.

Withdrawal Rights.................  Tendered Shares may be withdrawn at any time until 12:00
                                    Midnight, New York City time, on Monday, April 28, 1997,
                                    unless the Offer is extended by the Company, and, unless
                                    previously purchased, after 12:00 Midnight, New York
                                    City time, on Tuesday, May 27, 1997. See Section 4.

Odd Lots..........................  There will be no proration of Shares tendered by any stockholder owning beneficially less than 100 Shares who
                                    tenders all such Shares at or below the Purchase Price
                                    prior to the Expiration Date and who completes the "Odd
                                    Lots" box in the Letter of Transmittal. See Section 1.

To the Holders of Common Stock of WMX Technologies, Inc.:

                                  INTRODUCTION

    THIS OFFER TO PURCHASE, INCLUDING THE DISCUSSIONS BELOW AND IN SECTION 2, CONTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THE MATTERS DISCUSSED BELOW AS WELL AS THE FACTORS DESCRIBED IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- FINANCIAL CONDITION -- FORWARD LOOKING INFORMATION" FILED AS AN EXHIBIT TO AND INCORPORATED BY REFERENCE INTO THE COMPANY'S 1996 ANNUAL REPORT (AS DEFINED HEREIN).

    WMX Technologies, Inc., a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $1.00 per share (the "Shares"), at a price not in excess of $35.00 nor less than $30.00 per Share, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together constitute the "Offer." The Company will determine the single per Share price, not in excess of $35.00 nor less than $30.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 30,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn). All Shares acquired in the Offer will be acquired at the Purchase Price. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tender will be returned. The Company reserves the right, in its sole discretion, to purchase more than 30,000,000 Shares pursuant to the Offer. See Section 15.

    THIS OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM NUMBER OF SHARES BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PURCHASE PRICE OF ANY TENDER. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

    Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 30,000,000 Shares are properly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares first from all Odd Lot Holders (as defined in Section 1) who properly tender all their Shares at or below the Purchase Price and then on a pro rata basis from all other stockholders who properly tender at prices at or below the Purchase Price (and did not withdraw them prior to the expiration of the Offer). See Section 1. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and not withdrawn and Shares not purchased because of proration or conditional tenders, will be returned at the Company's expense to the stockholders who tendered such Shares.

    The Purchase Price will be paid net to the tendering stockholder in cash for all Shares purchased. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY

THE SUBSTITUTE IRS FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE
SECTION 3. The Company will pay all fees and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch" or the "Dealer Manager"), Harris Trust and Savings Bank (the "Depositary") and Morrow & Co., Inc. (the "Information Agent") incurred in connection with the Offer. See Section 16.

    The Offer is part of the Company's strategic plan arising from a number of changes the Company has undergone in the past several years in response to changing conditions in its marketplace and in the environmental services industry generally. In February 1997, the Company's Board of Directors approved a package of strategic initiatives designed to enhance stockholder value, the centerpiece of which is a focus solely on waste management services in domestic and selected international markets where the Company holds or can develop a strong competitive position. Owners' cash flow (cash flow from operating activities, less net capital expenditures (other than acquisitions) and dividends) was approximately $1.2 billion in 1996, and the Company expects to generate an additional $3.0 billion over the next 24 months, including the divestiture of non-core and non-integrated assets valued at approximately $1.5 billion. The Company also expects to reduce overhead and capital spending as well as streamline its organization, and to return the majority of available cash to stockholders through stock repurchase programs, including the Offer. To fully utilize its brand value and reflect the refocused strategy, the Company will change its name (subject to stockholder approval) back to Waste Management, Inc.

    The Company believes that its current strategy, including the Offer, and the actions it has taken over the past two years, position it for long-term growth and improved profitability in a rapidly changing waste services market. However, a number of challenges remain. The current low level of recyclable commodity prices negatively impacts the solid waste business, both domestically and internationally. Continued moderate economic growth is expected to result in relatively low levels of solid waste volume and pricing growth. Wheelabrator Technologies Inc. ("WTI"), the Company's approximately 65%-owned subsidiary, does not expect any new trash-to-energy plants to come on-stream in the near future, and the profitability of two of its facilities will be negatively impacted under the terms of their operating contracts beginning in 1998. The North American hazardous waste industry remains depressed. The Company is undergoing a major reengineering of its financial and administrative processes which will require the Company to incur significant costs over the next two to three years, while at the same time the Company's divestiture of discontinued businesses and monetization of other assets will need to be completed.

    The Company is responding to these challenges with an increased focus on its core waste management services business, on improved productivity through the use of technology, and on generating cash and controlling capital expenditures. The Company has also adopted Economic Value Added ("EVA-Registered Trademark-") as its primary performance measurement to guide its operations management in improving returns on invested capital, and has made EVA-Registered Trademark-the principal measurement for its annual management incentive compensation plan. However, in light of the risk factors highlighted above, the Company anticipates flat revenue and earnings per share from continuing operations of approximately $1.75 per share in 1997. For 1998, earnings per share from continuing operations are expected to grow to approximately $2.05.

    The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares, taking into account the increased interest expense associated with the borrowing required in connection with the Offer. In the view of the Board of Directors, the Offer represents an acceleration of what would otherwise have been a continuing share repurchase program and a use of the Company's cash generation abilities that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long-term corporate goal of seeking to increase stockholder value. In addition, the Offer will afford those stockholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales.

    In approving the Offer, the Board of Directors took into account that the purchase of 30,000,000 Shares would represent approximately 6.2% of its Shares outstanding as of March 19, 1997 (excluding shares held by the WMX Technologies, Inc. Employee Stock Benefit Trust) at an aggregate cost of approximately $1,053,000,000 (including estimated expenses). This expenditure by the Company will be financed through proceeds from asset dispositions, cash from operations and proceeds of short-term borrowings.

    In deciding to approve the Offer, the Board of Directors also took into account the expected financial impact of the Offer, including (i) the Company's increased debt as a result of the Offer, (ii) the resulting increased interest expense, and (iii) the possible impact of the foregoing factors on the ratings of the Company's currently outstanding debt. The Company believes that its cash, short-term investments and access to credit facilities and markets following completion of the Offer, together with its anticipated cash flow from operations and asset dispositions, are adequate for its needs for the foreseeable future. See Section 2.

    Stockholders who are participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Dividend Reinvestment Plan") may tender part or all of the Shares credited to a participant's account in the Dividend Reinvestment Plan by submitting a Letter of Transmittal with respect to such Shares and following the instructions set forth in "Procedure for Tendering Shares--Dividend Reinvestment Plan" in Section 3.

    As of March 19, 1997, the Company had issued and outstanding 483,911,069 Shares and had outstanding employee and director stock options to purchase 19,458,000 Shares. The 30,000,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 6.2% of the Shares outstanding as of March 19, 1997. All references in this Offer to Purchase to the Company's Shares outstanding and to percentages of such Shares exclude the 10,886,361 Shares held in the WMX Technologies, Inc. Employee Stock Benefit Trust. The Shares are listed and traded on the NYSE under the symbol "WMX." On March 27, 1997, the last trading day on the NYSE prior to the announcement of the terms of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $31.00. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 8.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

    Upon the terms and subject to the conditions of the Offer, the Company will purchase 30,000,000 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at a price not in excess of $35.00 nor less than $30.00 per Share in cash. The term "Expiration Date" means 12:00 MIDNIGHT, New York City time, on Monday, April 28, 1997, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 15 for a description of the Company's right to extend, delay, terminate or amend the Offer. The Company reserves the right to purchase more than 30,000,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. See
Section 15. In the event of an over-subscription of the Offer as described below, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration, except for Odd Lots as explained below. The proration period also expires on the Expiration Date.

    The Company will select the lowest Purchase Price that will allow it to buy 30,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn at prices not in excess of $35.00 nor less than $30.00 per Share). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, subject to the terms and the conditions of the Offer, including the proration and conditional tender provisions. All Shares purchased in the Offer will be purchased at the Purchase Price.

    THE OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM NUMBER OF SHARES, BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

    In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender Shares must specify the price, not in excess of $35.00 nor less than $30.00 per Share, at which they are willing to sell their Shares to the Company. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price that it will pay for Shares properly tendered pursuant to the Offer and not withdrawn, taking into account the number of Shares tendered and the prices specified by tendering stockholders. The Company intends to select the lowest Purchase Price, not in excess of $35.00 nor less than $30.00 net per Share in cash, that will enable it to purchase 30,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) pursuant to the Offer. Shares properly tendered pursuant to the Offer at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration and conditional tender provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and not withdrawn and Shares not purchased because of proration or conditional tender, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

    This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    PRIORITY OF PURCHASERS. Upon the terms and subject to the conditions of the Offer, if more than 30,000,000 Shares have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on the basis set forth below:

(a) FIRST, all Shares tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:

    (1) tenders all Shares beneficially owned by such Odd Lot Holder at a price at or below the Purchase Price (tenders of less than all Shares owned by such stockholder will not qualify for this preference); and

    (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery;

(b) SECOND, after purchase of all of the foregoing Shares, all Shares conditionally tendered in accordance with Section 6, for which the condition was satisfied without regard to the procedure set forth in clause (c) below, and all other Shares tendered properly and unconditionally, in each case, at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below; and

(c) THIRD, if necessary to permit the Company to purchase 30,000,000 Shares, Shares conditionally tendered, for which the condition was not initially satisfied, at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by random lot in accordance with Section 6.

    ODD LOTS. For purposes of the Offer, the term "Odd Lots" shall mean all Shares properly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn by any person (an "Odd Lot Holder") who owned, beneficially or of record, an aggregate of fewer than 100 Shares (and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery). In order to qualify for this preference, an Odd Lot Holder must tender all such Shares in accordance with the procedures described in Section 3. As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if such holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder would not only avoid the payment of brokerage commissions but also would avoid any applicable odd lot discounts in a sale of such holder's Shares. Any stockholder wishing to tender all of such stockholder's Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

    The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered all Shares owned, beneficially or of record, at or below the Purchase Price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of the right.

    PRORATION. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such stockholder to the total number of Shares tendered by all stockholders, other than Odd Lot Holders, at or below the Purchase Price, subject to the conditional tender provisions described in Section 6. Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the odd lot procedure, the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately five NYSE trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent or the Dealer Manager and may be able to obtain such information from their brokers.

    As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

    The Offer is part of the Company's strategic plan arising from a number of changes the Company has undergone in the past several years in response to changing conditions in its marketplace and in the environmental services industry generally. In February 1997, the Company's Board of Directors approved a package of strategic initiatives designed to enhance stockholder value, the centerpiece of which is a focus solely on waste management services in domestic and selected international markets where the Company holds or can develop a strong competitive position. Owners' cash flow was approximately $1.2 billion in 1996, and the Company expects to generate an additional $3.0 billion over the next 24 months, including the divestiture of non-core and non-integrated assets valued at approximately $1.5 billion. The Company also expects to reduce overhead and capital spending as well as streamline its organization, and to return the majority of available cash to stockholders through stock repurchase programs, including the Offer. To fully utilize its brand value and reflect the refocused strategy, the Company will change its name (subject to stockholder approval) back to Waste Management, Inc.

    The Company believes that its current strategy, including the Offer, and the actions it has taken over the past two years, position it for long-term growth and improved profitability in a rapidly changing waste services market. However, a number of challenges remain. The current low level of recyclable commodity prices negatively impacts the solid waste business both domestically and internationally. Continued moderate economic growth is expected to result in relatively low levels of solid waste volume and pricing growth. WTI does not expect any new trash-to-energy plants to come on-stream in the near future, and the profitability of two of its facilities will be negatively impacted under the terms of their operating contracts beginning in 1998. The North American hazardous waste industry remains depressed. The Company is undergoing a major reengineering of its financial and administrative processes which will require the Company to incur significant costs over the next two to three years, while at the same time the Company's divestiture of discontinued businesses and monetization of other assets will need to be completed.

    The Company is responding to these challenges with an increased focus on its core waste management services business, on improved productivity through the use of technology, and on generating cash and controlling capital expenditures. The Company has also adopted EVA-Registered Trademark- as its primary performance measurement to guide its operations management in improving returns on invested capital, and has made EVA-Registered Trademark- the principal measurement for its annual management incentive compensation plan. However, in light of the risk factors highlighted above, the Company anticipates flat revenue and earnings per share from continuing operations of approximately $1.75 per share in 1997. For 1998, earnings per share from continuing operations are expected to grow to approximately $2.05.

    The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares, taking into account the increased interest expense associated with the borrowing required in connection with the Offer. In the view of the Board of Directors, the Offer represents an acceleration of what would otherwise have been a continuing share repurchase program and a use of the Company's cash generation abilities that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value. Prior to the announcement of the Offer, the Company has been using a substantial portion of its excess cash to repurchase Shares through acquisition programs using open market and negotiated purchases. During 1996, the Company purchased an aggregate of 14.4 million Shares at an average purchase price per Share of $32.91. Pursuant to Commission rules, the Company will not repurchase any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date.

    The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $35.00 nor less than $30.00 per Share) at which they are interested in selling their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without the usual transaction costs associated with market sales. In addition, stockholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their Shares in an NYSE transaction. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

    In approving the Offer, the Board of Directors took into account that the purchase of 30,000,000 Shares would represent approximately 6.2% of its Shares outstanding as of March 19, 1997 at an aggregate cost of approximately $1,053,000,000 (including estimated expenses). This expenditure by the Company will be financed through proceeds from asset dispositions, cash from operations and proceeds of short-term borrowings.

    The Board of Directors also took into account the expected financial impact of the Offer, including (i) the Company's increased debt as a result of the Offer, (ii) the resulting increased interest expense, and (iii) the possible impact of the foregoing factors on the rating of the Company's currently outstanding debt. See the information under the caption "Summary Unaudited Consolidated Pro Forma Financial Data" in Section 10. The Company believes that its cash, short-term investments and access to credit facilities and markets following completion of the Offer, together with its anticipated cash flow from operations, are adequate for its needs in the foreseeable future. However, the Company's actual experience may differ from the expectations set forth in the preceding sentence. Future events, such as unexpected operating losses or capital or other expenditures, might have the effect of reducing the Company's available cash balances or might reduce or eliminate the availability of external financial resources.

    NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH STOCKHOLDER'S SHARES OR AS TO THE PURCHASE PRICE OF ANY TENDER AND NEITHER HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER.

    The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. See Section 11.

    The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise, subject to the approval of the Board of Directors. Any such purchase may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the Offer. However, Commission rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prohibit the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

    Shares the Company acquires pursuant to the Offer will be retained as treasury shares and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the NYSE or any other securities exchange on which the Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for issuance of the Shares repurchased pursuant to the Offer.

3. PROCEDURES FOR TENDERING SHARES.

    PROPER TENDER OF SHARES. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to 12:00 Midnight, New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, STOCKHOLDERS DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE, IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL, THE PRICE (IN MULTIPLES OF $.25) AT

WHICH THEIR SHARES ARE BEING TENDERED. Stockholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. IN ORDER TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

    In addition, Odd Lot Holders who tender all their Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

    SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company or Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or
(ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or a savings and loan association) having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature(s) on the certificate or stock power guaranteed by an Eligible Institution.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

    If any Shares tendered and not withdrawn are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering stockholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such stockholder.

    BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares for purposes of the Offer at each of the Book-Entry Transfer Facilities within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees and any other required documents must be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. DELIVERY OF DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    BACKUP FEDERAL INCOME TAX WITHHOLDING. Under the federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that he or she is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute IRS Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the Depositary. See Instruction 14 of the Letter of Transmittal.

    TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL.

    For a discussion of certain federal income tax consequences to tendering stockholders, see Section 14.

    WITHHOLDING FOR FOREIGN STOCKHOLDERS. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not
(i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions relating to the trust. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Foreign stockholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instruction 15 of the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(a) such tender is made by or through an Eligible Institution;

(b) the Depositary receives by hand, mail, telegram or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (specifying the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

(c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

    DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted, the price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

    DIVIDEND REINVESTMENT PLAN. Shares credited to participants' accounts under the Dividend Reinvestment Plan will be tendered by Harris Trust and Savings Bank, as administrator, according to instructions provided to the administrator from participants in the Dividend Reinvestment Plan. Shares for which the administrator has not received timely instructions from participants will not be tendered. The administrator will make available to the participants in the Dividend Reinvestment Plan all documents furnished to stockholders generally in connection with the Offer. Because the Depositary for the Offer also acts as administrator of the Dividend Reinvestment Plan, participants in the Dividend Reinvestment Plan may use the Letter of Transmittal to instruct the administrator regarding the Offer by completing the box entitled "Dividend Reinvestment Plan Shares." Each participant may direct that all, some or none of the Shares credited to the participant's account under the Dividend Reinvestment Plan be tendered and the price at which such participant's Shares are to be tendered. Participants in the Dividend Reinvestment Plan are urged to read the Letter of Transmittal and related materials carefully.

    TENDERING STOCKHOLDER'S REPRESENTATION AND WARRANTY; COMPANY'S ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of
(x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and conditions of the Offer.

4. WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Tuesday, May 27, 1997.

    For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder, if different from that of the person who tendered such Shares, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry tender set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.

    Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn Shares are properly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

    If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

    Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company will (i) determine the Purchase Price it will pay for the Shares properly tendered and not withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering stockholders, and (ii) accept for payment and pay for (and thereby purchase) Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered at or below the Purchase Price and not withdrawn (subject to the proration and conditional tender provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

    Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date the Company will accept for payment and pay a single per Share Purchase Price for 30,000,000 Shares (subject to increase or decrease as provided in Section 15) or such lesser number of Shares as are properly tendered at prices not in excess of $35.00 nor less than $30.00 per Share and not withdrawn as permitted in Section 4.

    The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

    In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five NYSE trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration or conditional tender, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering stockholder at the Company's expense as promptly as practicable after the Expiration Date without expense to the tendering stockholder. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

    The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

    ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN STOCKHOLDERS.

6. CONDITIONAL TENDER OF SHARES.

    Under certain circumstances set forth in Section 1 above, the Company may prorate the number of Shares purchased pursuant to the Offer. As discussed in
Section 14, the number of Shares to be purchased from a particular stockholder might affect the tax consequences to such stockholder of such purchase and such stockholder's decision whether to tender. Accordingly, a stockholder may tender Shares subject to the condition that a specified minimum number, if any, must be purchased, and any stockholder wishing to make such a conditional tender should so indicate in the box captioned "Conditional Tender" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. The conditional tender alternative is made available so that a stockholder may seek to structure the purchase of Shares from the stockholder pursuant to the Offer in such a manner that it will be treated as a sale of such shares by the stockholder, rather than the payment of a dividend to the stockholder, for federal income tax purposes. It is the tendering stockholder's responsibility to calculate such minimum number of Shares and each stockholder is urged to consult his or her own tax advisor. If the effect of accepting tenders on a pro rata basis is to reduce the number of Shares to be purchased from any stockholder below the minimum number so specified, such tender will automatically be deemed withdrawn, except as provided in the next paragraph, and Shares tendered by such stockholder will be returned as soons as practicable after the Expiration Date.

    However, if so many conditional tenders would be deemed withdrawn that the total number of Shares to be purchased falls below 30,000,000 Shares, then, to the extent feasible, the Company will select enough of such conditional tenders, which would otherwise have been deemed withdrawn, to purchase such desired number of Shares. In selecting among such conditional tenders, the Company will select by random lot and will limit its purchase in each case to the designated minimum number of Shares to be purchased. Conditional tenders will be selected by lot only from stockholders who tender all of their Shares.

    IN THE EVENT OF PRORATION, ANY SHARES TENDERED PURSUANT TO A CONDITIONAL TENDER FOR WHICH THE MINIMUM REQUIREMENTS ARE NOT SATISFIED MAY NOT BE ACCEPTED (EXCEPT AS PROVIDED ABOVE) AND WILL THEREBY BE DEEMED WITHDRAWN.

7. CERTAIN CONDITIONS OF THE OFFER.

    Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time on or after March 31, 1997 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

    (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's sole judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the

        Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

    (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

    (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on March 31, 1997;

    (d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or the Company shall have learned after the date of this Offer that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or

    (e) any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in the Company's sole judgment, is or may be material to the Company or its subsidiaries.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding.

8. PRICE RANGE OF SHARES; DIVIDENDS.

    The Shares are listed and traded on the NYSE and the Chicago Stock Exchange under the symbol "WMX." The following table sets forth, for the periods indicated, the high and low per Share sales prices on the NYSE Composite Tape as compiled from published financial sources and the cash dividends paid per Share in each such fiscal quarter:

                                                                                      HIGH        LOW       DIVIDENDS
                                                                                    ---------  ---------  -------------
1995:

  1st Quarter.....................................................................  $  29 5/8  $  25 3/4    $     .15

  2nd Quarter.....................................................................     28 3/4     26 3/4          .15

  3rd Quarter.....................................................................     32 1/2     28 1/4          .15

  4th Quarter.....................................................................     30 7/8     26 3/8          .15

1996:

  1st Quarter.....................................................................  $  32 1/8  $  27 3/4    $     .15

  2nd Quarter.....................................................................     36 1/8     31 5/8          .16

  3rd Quarter.....................................................................     33 1/4     28 5/8          .16

  4th Quarter.....................................................................     36 5/8     32 1/8          .16

1997:

  1st Quarter (through March 27, 1997)............................................  $  37 1/2  $  30 1/8    $     .16

    On March 27, 1997, the last trading day on the NYSE prior to the announcement of the terms of the Offer, the closing per Share sales price on the NYSE Composite Tape was $31.00. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

9. SOURCE AND AMOUNT OF FUNDS.

    Assuming the Company purchases 30,000,000 Shares pursuant to the Offer at a purchase price of $35.00 per Share, the Company expects the maximum aggregate cost to be approximately $1,053,000,000 (including estimated expenses). It is anticipated that the Company will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses with proceeds from asset dispositions, cash from operations and proceeds of short-term borrowings.

10. CERTAIN INFORMATION CONCERNING THE COMPANY.

GENERAL

    The Company is a leading international provider of waste management services. The Company provides integrated solid waste management services in North America through Waste Management, Inc., a wholly owned subsidiary of the Company (referred to herein, together with its subsidiaries and certain affiliated companies providing waste management and related services, as "Waste Management"). The Company also provides hazardous waste management services. The Company's chemical waste treatment, storage, disposal and related services in North America are provided through Waste Management and Chemical Waste Management, Inc., a wholly owned subsidiary of the Company ("CWM"), and are provided to commercial and industrial customers, as well as to other waste management companies and to governmental entities. The Company provides comprehensive waste management and related services outside North America through Waste Management International plc ("Waste Management International"), a subsidiary owned approximately 56% by the Company and 12% each by the Company's Rust

International Inc. and WTI subsidiaries. WTI is a leading developer of facilities and systems for, and provider of services to, the trash-to-energy and waste fuel powered independent power markets. WTI develops, arranges financing for, operates and owns facilities that dispose of trash and other waste materials in an environmentally acceptable manner by recycling them into electrical or steam energy. Rust International Inc., a subsidiary owned approximately 60% by the Company and 40% by WTI ("Rust"), provides a variety of on-site industrial cleaning services, a business which is managed by Waste Management, and provides hazardous, radioactive and mixed waste program and facilities management services primarily to the United States Department of Energy and other federal government agencies.

    The Company's strategic plans call for the Company to focus on the provision of waste management services and to sell or discontinue various businesses which do not fit within that focus. The Company has disposed of significant amounts of non-waste management services businesses and assets, as well as underperforming or poorly positioned waste management services businesses. As it focuses on its core waste management services business, the Company intends to continue engaging in such dispositions. Set forth below is a summary of certain of the Company's significant recent and planned dispositions.

    In June 1996, Rust sold its process engineering and construction business to Raytheon Engineering Inc.

    In September 1996, Rust sold its scaffolding rental and erection services business to Brand Scaffold Services, Inc. for approximately $190 million.

    In December 1996, WTI sold its water process, manufacturing and custom engineering business to United States Filter Corporation ("U.S. Filter") for approximately $370 million.

    Also in December 1996, Waste Management International announced plans to sell its approximately 20% interest in Wessex Water Plc. The sale was completed in February 1997.

    In addition, as part of its program to dispose of approximately $1.5 billion of non-core or underperforming assets over the next 18 to 24 months, the Company has announced the following:

    - an agreement reached in February 1997 to sell its approximately 20% interest in ServiceMaster Limited Partnership to ServiceMaster Limited Partnership for approximately $626 million, a transaction which the Company expects to close on or shortly after the date of this Offer to Purchase;

    - the planned sale by WTI of its remaining water services business to U.S. Filter for approximately $77 million;

    - the planned sale by Rust of its remaining domestic and international engineering and consulting business;

    - the planned sale of approximately $400 million of non-integrated waste management services businesses in North America;

    - reduced investment by Waste Management International in all or parts of businesses in France, Spain and Austria by creating joint ventures or selling operations within these countries; and

    - the planned sale of non-core and non-contributing real estate holdings.

    The Company was incorporated in Delaware in 1968 and subsequently succeeded to certain businesses owned by its organizers and others. The Company's common stock is listed on the NYSE under the trading symbol "WMX" and is also listed on the Frankfurt Stock Exchange, the London Stock Exchange, the Chicago Stock Exchange and the Swiss Stock Exchanges in Basle, Zurich and Geneva.

CERTAIN FINANCIAL INFORMATION

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

    Set forth below is certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information (other than the ratios of earnings to fixed charges) were derived from the audited consolidated financial statements filed as exhibits to, and incorporated by reference into, the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Company's 1996 Annual Report"), which is incorporated herein by reference, and other information and data contained in the Company's 1996 Annual Report. More comprehensive financial information is included or incorporated by reference in such report and the financial information which follows is qualified in its entirety by reference to such report, and all of the financial statements and related notes contained or incorporated by reference therein, copies of which may be obtained as set forth below under the caption "-- Additional Information."

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                     ----------------------------
                                                                                         1995           1996
                                                                                     -------------  -------------
                                                                                        (000'S OMITTED, EXCEPT
                                                                                         RATIOS AND PER SHARE
                                                                                               AMOUNTS)
INCOME STATEMENT DATA:

Revenue from continuing operations.................................................  $   9,053,018  $   9,186,970

Net income from continuing operations..............................................  $     618,243  $     477,791

Net income.........................................................................  $     603,899  $     192,085

Average common and common equivalent shares outstanding............................        485,972        490,263

Earnings per share

  Continuing operations............................................................  $        1.27  $         .97

  Net income.......................................................................  $        1.24  $         .39

Ratio of earnings to fixed charges.................................................      2.97 to 1      2.98 to 1

BALANCE SHEET DATA:

Total assets.......................................................................  $  18,364,274  $  18,366,592

Working capital (deficit)..........................................................       (584,399)        54,516

Long-term debt.....................................................................      6,390,041      6,971,607

Stockholders' equity...............................................................      4,942,339      4,876,299

Book value per common share........................................................  $       10.15  $       10.09

NOTES TO SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

    1. The results for 1995 include a special charge of $140.6 million (before tax) recorded by CWM, primarily to write off its investment in facilities and technologies that it abandoned because they did not meet customer service or performance objectives, and a special charge of $194.6 million (before tax and minority interest) recorded by Waste Management International relating to actions it had decided to take to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. See Note 14 to the Company's Consolidated Financial Statements incorporated herein by reference.

    2. In 1995, the Rust Board of Directors approved a plan to sell or otherwise discontinue Rust's process engineering, construction, specialty contracting and similar lines of business. During 1996, the sale of the industrial process engineering and construction businesses, based in Birmingham, Alabama, was completed. In 1996, WTI sold its water process systems and equipment manufacturing businesses, and Rust sold its industrial scaffolding business. WTI entered into an agreement to sell its water and wastewater facility operations and privatization business and Rust began implementing plans to exit its remaining domestic and international engineering and consulting business. CWM is also exiting its fuels blending business. Accordingly, these businesses have been segregated as discontinued operations in the financial statements. See Note 15 to the Company's Consolidated Financial Statements incorporated herein by reference.

    3. The results for 1996 include special charges of $88.0 million (after tax and minority interest) related to Waste Management International's sale of its investment in Wessex and $125.6 million (after tax and minority interest) to revalue its investments in France, Austria and Spain in contemplation of exiting all or part of these markets or forming joint ventures and to write off an investment in a hazardous waste disposal facility. Also in 1996, the Company and CWM recorded special charges of $166.4 million (after tax) for reengineering their finance and administrative functions and increasing reserves for certain litigation. See Note 14 to the Company's Consolidated Financial Statements incorporated herein by reference.

    4.  Certain amounts have been restated to conform to 1996 classifications.

            SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

    The following summary unaudited consolidated pro forma financial data gives effect to the purchase of Shares pursuant to the Offer, based on certain assumptions described in the Notes to Summary Unaudited Consolidated Pro Forma Financial Data and gives effect to the purchase of Shares pursuant to the Offer as if it had occurred on January 1, 1996, with respect to income statement data, and on December 31, 1996, with respect to balance sheet data. The summary unaudited consolidated pro forma financial data should be read in conjunction with the summary consolidated historical financial information and does not purport to be indicative of the results that would actually have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted had the purchase of the Shares pursuant to the Offer been completed at the dates indicated.

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES
            SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA
                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1996
         (000'S OMITTED IN TABLE, EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                                                        WMX                            WMX
                                                                   TECHNOLOGIES,    PRO FORMA     TECHNOLOGIES,
                                                                       INC.        ADJUSTMENTS    INC. PRO FORMA
                                                                   -------------  -------------  ----------------
Revenue..........................................................  $   9,186,970                  $    9,186,970
Net income from continuing operations............................  $     477,791  $     (40,146)  $      437,645
Net income.......................................................  $     192,085  $     (40,146)  $      151,939
Average common and common equivalent shares......................        490,263        (30,000)         460,263
Earnings per share
  Continuing operations..........................................  $        0.97                  $         0.95
  Net income.....................................................  $        0.39                  $         0.33

Working capital (deficit)........................................  $      54,516  $  (1,053,000)  $     (998,484)
Total assets.....................................................  $  18,366,592                  $   18,366,592
Total debt.......................................................  $   7,525,100  $   1,053,000   $    8,578,100
Stockholders' equity.............................................  $   4,876,299  $  (1,053,000)  $    3,823,299
Book value per common share......................................  $       10.09                  $         8.43
Ratio of earnings to fixed charges...............................      2.98 to 1                       2.64 to 1

        NOTES TO SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

(1) Financial data for 1996 includes (a) a special charge by Waste Management International ($125.6 million after tax and minority interest) to revalue its investments in Austria, France and Spain in contemplation of exiting all or part of these markets or forming joint ventures, and to write off an investment in a hazardous waste disposal facility; (b) a provision ($88.0 million after tax and minority interest) related to the sale by Waste Management International of its investment in Wessex; and (c) a special charge of $166.4 million after tax by Waste Management and CWM for reengineering their finance and administrative functions (primarily related to a reduction in the carrying value of software) and increasing reserves for certain litigation.

(2) The following assumptions were made in presenting the pro forma financial data:

    (a) a total of 30 million Shares are purchased at the maximum offering price of $35.00 per Share;

    (b) expenses related to the Offer total $3 million;

    (c) the purchase price is financed with commercial paper at an interest rate of 6.25%. However, while the Company is unable to predict its level of cash on hand at the close of the Offer, such cash, together with cash flow from operations and proceeds from asset sales, is expected to be sufficient to fund a portion of the aggregate Purchase Price and to retire at maturity any commercial paper issued to fund the balance; and

    (d) the Company's marginal tax rate is 39%.

(3) Earnings per share are computed by dividing net income by the weighted average common and common equivalent shares outstanding during the year, giving effect in the case of the pro forma amount to the repurchase contemplated herein. Common stock equivalents consist primarily of outstanding stock options. Excluding the matters discussed in Note 1, earnings per share from continuing operations would have been $1.75 for 1996 and $1.78 on a pro forma basis.

(4) Book value per share is calculated by dividing stockholders' equity by the number of common shares and pro forma common shares outstanding at the end of the period.

(5) The ratio of earnings to fixed charges is computed by dividing pretax income from continuing operations, before undistributed earnings from affiliated companies, minority interest and fixed charges, by the fixed charges. The fixed charges include interest expense and one-third of rents, which is assumed to be the interest factor. Excluding the matters discussed in Note 1 above, the ratio of earnings to fixed charges would have been 3.93 to 1 for 1996 and 3.47 to 1 on a pro forma basis.

(6) For additional information relative to the Summary Unaudited Consolidated Pro Forma Financial Data, reference is made to the Consolidated Financial Statements and related notes thereto incorporated herein by reference.

ADDITIONAL INFORMATION

    The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Shares are listed.

11. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

    As of March 19, 1997, the Company had issued and outstanding 483,911,069 Shares and had outstanding employee and director stock options to purchase 19,458,000 Shares. The 30,000,000 Shares that the Company is offering to purchase represent approximately 6.2% of the Shares then outstanding. As of February 1, 1997, the Company's directors and executive officers as a group (22 persons) beneficially owned an aggregate of 15,262,023 Shares representing approximately 3.1% of the outstanding Shares, assuming the exercise by such persons of their options exercisable within 60 days of such date. Each of the Company's executive officers and directors has advised the Company that he or she does not intend to tender any Shares pursuant to the Offer. If the Company purchases 30,000,000 Shares pursuant to the

Offer, then after the purchase of Shares pursuant to the Offer, the Company's executive officers and directors as a group would own beneficially approximately 3.3% of the outstanding Shares immediately after the Offer, assuming the exercise by such persons of their options exercisable within 60 days of February 1, 1997.

    Neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof, except that on February 5, 1997, Joseph M. Holsten, Executive Vice President and Chief Operating Officer of the Company, purchased 1,000 Shares at a purchase price of $32 3/8 per Share in a broker's transaction on the NYSE.

    Except for outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) of the Company pursuant to the Company's stock option plans and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors (including a nominee) or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

    The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NYSE, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from the NYSE.

    The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

    The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

    The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 7.

14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

    This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a straddle). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States stockholder (herein, a "Holder"). For purposes of this summary, a "United States stockholder" is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions relating to the trust. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally taxed in a manner similar to United States stockholders; however, certain special rules apply. Foreign stockholders who are not subject to U.S. federal income tax on a net basis should see Section 3 for a discussion of the applicable U.S. withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld. The summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local or foreign tax consequences of participating in the Offer. Each Holder should consult such Holder's tax advisor as to the particular consequences to him or her of participation in the Offer.

    CONSEQUENCES TO TENDERING STOCKHOLDERS OF EXCHANGE OF SHARES FOR CASH PURSUANT TO THE OFFER. An exchange of Shares for cash in the Offer by a Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the Holder will, depending on such Holder's particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Company. In general, if a Holder does not exercise control over the affairs of the Company and all Shares actually or constructively owned by such Holder under the applicable attribution rules, as described below, are tendered and exchanged for cash in the Offer, the Holder should be treated as recognizing gain or loss from the disposition of Shares.

    Under Section 302 of the Code, a Holder will recognize gain or loss from the disposition of Shares exchanged for cash if the exchange (i) results in a "complete termination" of all such Holder's equity interest in the Company, (ii) results in a "substantially disproportionate" redemption with respect to such Holder or (iii) is "not essentially equivalent to a dividend" with respect to such Holder. In applying each of the Section 302 tests, a Holder is in general deemed to own constructively the Shares actually owned by certain related individuals and entities. For example, an individual Holder is generally considered to own the Shares owned directly or indirectly by or for his or her spouse and his or her children, grandchildren and parents. In addition, a Holder is considered to own a proportionate number of the Shares owned by trusts or estates in which the Holder has a beneficial interest, by partnerships in which the Holder is a partner, and by corporations in which the Holder owns, directly or indirectly, 50% or more in value of the stock. Similarly, Shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by stockholders of corporations may be considered owned by these entities. A Holder will generally also be deemed to own Shares which the Holder has the right to acquire by exercise of an option.

    A Holder that exchanges all Shares actually or constructively owned by such Holder for cash pursuant to the Offer will be regarded as having completely terminated such Holder's equity interest in the Company. A Holder that exchanges all Shares actually owned for cash pursuant to the Offer, but is not treated as having disposed of all Shares constructively owned pursuant to the Offer because of the application of the family attribution rules described above, may nevertheless be able to qualify his or her exchange as a "complete termination" of his or her interest in the Company if certain technical requirements are met. Among other requirements, a Holder must include a statement with his or her 1997 federal income tax return notifying the Internal Revenue Service (the "IRS") that he or she has elected to waive the family attribution rules and agreeing to provide certain information in the future, and must not have any interest in the Company immediately after the disposition (including an interest as an officer, director or employee), other than an interest as a creditor. A Holder wishing to satisfy the "complete termination" test through waiver of the family attribution rules should consult his or her tax advisor. An exchange of Shares for cash will be a "substantially disproportionate" redemption with respect to a Holder if the percentage of the then outstanding Shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the Shares owned by such Holder immediately before the exchange. If an exchange of Shares for cash fails to satisfy the "substantially disproportionate" test, the Holder may nonetheless satisfy the "not essentially equivalent to a dividend" test. A Holder who wishes to satisfy (or avoid) the "not essentially equivalent to a dividend" test is urged to consult such Holder's tax advisor because this test will be met only if the reduction in such Holder's proportionate interest in the Company constitutes a "meaningful reduction" given such Holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction." If a Holder sells Shares to persons other than the Company at or about the time such Holder also sells shares to the Company pursuant to the Offer, and the various sales effected by the Holder are part of an overall plan to reduce or terminate such Holder's proportionate interest in the Company, then the sales to persons other than the Company may, for federal income tax purposes, be integrated with the Holder's sale of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the Holder satisfies any of the three tests described above. A Holder should consult his or her tax advisor regarding the treatment of other exchanges of Shares for cash which may be integrated with such Holder's sale of Shares to the Company pursuant to the Offer.

    If a Holder is treated as recognizing gain or loss from the disposition of Shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange. Gain or loss must be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) that is exchanged for cash. A Holder may be able to designate (generally through such Holder's broker) which blocks of Shares are tendered pursuant to the Offer if less than all of such Holder's Shares are tendered, and the order in which different blocks would be exchanged for cash, in the event of proration pursuant to the Offer. Each Holder should consult such Holder's tax advisor concerning the mechanics and desirability of such a designation.

    If a Holder is not treated under the Section 302 tests as recognizing gain or loss from the disposition of Shares exchanged for cash, the entire amount of cash received by such Holder in such exchange will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits (which the Company believes it has). Such a dividend will be includible in the Holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged, and no loss will be recognized. The Holder's tax basis in the Shares exchanged, however, will be added to such Holder's tax basis in the remaining Shares that such Holder owns. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate Holder, (i) it will be eligible for a dividends-received deduction equal to 70% of the dividend (subject to applicable limitations for Shares held for 45 days or less and Shares with respect to which such Holder has incurred indebtedness) and (ii) it will be subject to the "extraordinary dividend" provisions of the Code. A corporate Holder should consult its tax advisor concerning the availability of the dividends-received deduction and the application of the "extraordinary dividend" provisions of the Code.

    The Company cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above. However, see
Section 6 regarding a Holder's right to tender Shares subject to the condition that a specified minimum number of such Shares must be purchased (if any are purchased).

    CONSEQUENCES TO STOCKHOLDERS WHO DO NOT TENDER PURSUANT TO THE
OFFER. Stockholders who do not accept the Company's Offer to tender their Shares will not incur any tax liability as a result of the consummation of the Offer.

    See Section 3 with respect to the application of federal income tax withholding to payments made to foreign stockholders and backup withholding.

    POSSIBLE TAX LEGISLATION. On February 6, 1997, the Clinton Administration proposed various amendments to the Code that, if enacted, could affect the Company or prospective investors. Of possible relevance to the discussions of federal tax consequences above are the following proposed changes:

    - Under current law a corporate shareholder owning less than 20 percent (by vote and value) of the stock of a dividend-paying corporation is eligible to claim a dividends-received deduction in the amount of 70%. Under a proposed change, this percentage would be decreased from 70% to 50%, effective for dividends paid or accrued more than 30 days after the date of enactment.

    - Under current law a taxpayer who sells or exchanges stock is allowed to identify the stock disposed of for purposes of determining gain or loss on the disposition. If the taxpayer does not make adequate identification, he or she generally is deemed to have disposed of the securities first acquired. Under a proposed change, in the case of substantially identical securities, the basis of securities would be required to be determined using an averaging method. If a taxpayer disposed of less than all of such securities, the taxpayer would be treated as having disposed of the securities first acquired. This proposal would be effective for determinations made commencing 30 days after the date of enactment.

Changes have also been proposed from time to time that would reduce the maximum rate of tax applicable to capital gains of an individual below the current maximum of 28%. These possible changes include some proposals that would take effect retroactively to a date preceding the Expiration Date even though they may be enacted after the Expiration Date.

    It cannot be predicted whether any of the proposed legislative changes discussed in the preceding paragraph or others will be enacted, or what their effective dates will be. Holders are urged to consult their tax advisors to assess the possible impact on them of these and other possible changes, based on their individual circumstances.

    THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

15. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

    The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by rules promulgated under the Exchange Act, which require that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

    If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by rules promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price range provided in this Offer, the number of Shares being sought in the Offer or the Dealer Manager's fees and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then in each case the Offer will be extended until the expiration of such period of ten business days.

16. FEES AND EXPENSES.

    The Company has retained Merrill Lynch to act as its financial advisor, as well as the Dealer Manager, in connection with the Offer. Merrill Lynch will receive a fee for its services of $.04 for each Share purchased by the Company pursuant to the Offer. The Company also has agreed to reimburse Merrill Lynch for certain out-of-pocket expenses incurred in connection with the Offer, and to indemnify Merrill Lynch against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. Merrill Lynch has been retained by the Company to render, and in the past has rendered, various investment banking and other advisory services to the Company, for which it has received and will continue to receive compensation, and may render similar services to the Company in the future.

    The Company has retained Morrow & Co., Inc. to act as Information Agent and Harris Trust and Savings Bank to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

    No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

17. MISCELLANEOUS.

    The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning the Company.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

                                           WMX Technologies, Inc.

April 1, 1997

    Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or his or her broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                         HARRIS TRUST AND SAVINGS BANK

          BY MAIL:                 BY OVERNIGHT COURIER:                BY HAND:
     Wall Street Station        77 Water Street, 4th Floor           Receive Window
        P.O. Box 1010               New York, NY 10005         77 Water Street, 5th Floor
   New York, NY 10268-1010       BY FACSIMILE TRANSMISSION            New York, NY
                                (FOR ELIGIBLE INSTITUTIONS
                                          ONLY):
                                    Fax: (212) 701-7636
                                      (212) 701-7637
                                   CONFIRM BY TELEPHONE:
                                      (212) 701-7649

    Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at the telephone numbers and location listed below. Stockholders may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.

                          909 Third Avenue, 20th Floor
                            New York, New York 10022
                         Call Toll Free: (800) 566-9061
                           Banks and Brokerage Firms,
                          Please Call: (800) 662-5200

                      THE DEALER MANAGER FOR THE OFFER IS:

                              MERRILL LYNCH & CO.

                             World Financial Center
                                  North Tower
                         New York, New York 10281-1314
                         (212) 449-8209 (Call Collect)

April 1, 1997